Exhibit 99.1

COMPTON REPORTS THIRD QUARTER 2010 RESULTS

CALGARY, Nov. 4 /CNW/ - Compton Petroleum Corporation (TSX - CMT) reports its financial and operating results for the third quarter ended September 30, 2010.

The full text of Management's Discussion and Analysis ("MD&A") and the Corporation's unaudited consolidated financial statements can be found on the Corporation's website at www.comptonpetroleum.com, at www.sedar.com and at www.sec.gov.

    <<
    Q3 2010 in Review

    Summary of Results:

    -  Cash flow was $3.1 million or $0.01 per diluted share

    -  Operating loss was $20.2 million or $0.08 per diluted share

    -  Net loss was $4.3 million or $0.02 per diluted share

    -  Capital expenditures were $7.8 million, before acquisitions and divestitures

    Achievements:

    -  Third quarter results once again exceeded expectations, resulting in guidance remaining at the upper end for volumes and lower end for costs

    -  Production for the quarter was 15,931 boe/d (included is 15 days of production for Gilby prior to the property sales close on July 15,
       2010)

    -  Operating costs of $10.54 per boe were below the full year 2009 average of $11.29 per boe despite lower production

       -  Management's stretch target of reducing operating costs by an additional $10 million per year below guidance is 85% complete

    -  Reduced operating and administrative expenses by a combined
       $3.2 million from the third quarter of 2009

    -  Improved drilling methods at Niton, resulting in higher average initial production rates and lower drilling costs

    -  Initiated development programs in High River with the refracture of two wells, resulting in average production that is three-times previous levels

    -  Completed the sale of $35.2 million in assets at Gilby on July 15,
       2010

    -  Completed the Plan of Arrangement (the "Arrangement") on October 18,
       2010, subsequent to the quarter end

       -  This reduced the Corporation's total amount of debt outstanding at
          December 31, 2009, by approximately $220.3 million, from $627.6 million to $407.3 million (excluding the US$45 million Mandatory
          Convertible Notes), strengthening capital structure and improving liquidity

    -  Increased the Senior Bank Facility to an authorized limit of
       $225.0 million, comprised of a revolving term facility authorized at
       $210.0 million and a revolving working capital facility authorized at
       $15.0 million, added two new members to the syndicate, and reduced the interest margin by 0.50% from previous levels
    >>
Compton anticipates that the current low price level for natural gas will remain in place through 2011, resulting in Management's continued prudent approach to capital investment decisions. Management will continue to focus on its strategy of optimizing asset value, reducing costs, and carefully managing the Corporation's capital structure. This approach has improved Compton's operating efficiencies and partially offset the impact of lower natural gas prices on cash flows generated by operations.

Compton's focus on evaluating assets, drilling and operating practices and implementing cost control initiatives over the past year is resulting in improved returns on investment.

"The Plan of Arrangement was an important step in improving the stability of our capital structure and will have a positive impact on debt and interest costs," said Tim Granger, President and Chief Executive Officer. "In this challenging natural gas price environment, we are focusing on improving operational efficiencies and managing cash flows. This strategy is proving itself with continuing strong operating results quarter-over-quarter."

Financial Review

    <<
                     Three Months Ended Sept 30    Nine Months Ended Sept 30
                     --------------------------------------------------------
    (000s, except
    per share                                 %                            %
    amounts)              2010      2009  Change      2010       2009  Change
    -------------------------------------------------------------------------
    Total revenue    $  43,473  $ 47,258    (8%) $ 172,151  $ 170,281     1%
    Cash flow(1)(2)  $   3,102  $  7,312   (58%) $  35,785  $  38,926    (8%)
    Per share
     - basic(1)(2)   $    0.01  $   0.06   (83%) $    0.14  $    0.31   (55%)
     - diluted(1)(2) $    0.01  $   0.06   (83%) $    0.14  $    0.31   (55%)
    Operating
     loss(1)(2)(3)   $ (20,167) $(16,816)  (20%) $ (46,450) $ (34,501)  (35%)
    Net earnings
     (loss)(3)       $  (4,345) $ 12,990  (133%) $ (39,642) $  15,470  (356%)
    Per share
     - basic         $   (0.02) $   0.10  (120%) $   (0.15) $    0.12  (225%)
     - diluted       $   (0.02) $   0.10  (120%) $   (0.15) $    0.12  (225%)
    Capital
     expenditures
     before
     acquisitions and
     divestments(1)  $   7,836  $  5,446   44%   $  27,210  $  37,577   (28%)

                                                   Sept 30,   Dec. 31,     %
    As at                                             2010       2009  Change

    Total bank debt & senior notes               $ 455,728  $ 568,924   (20%)
    Shareholders equity                          $ 954,528  $ 992,237    (4%)
    Shares outstanding                             263,579    263,573      -

    (1) Prior periods have been revised to conform to current period presentation
    (2) Cash flow and operating loss are non-GAAP measures and are addressed in detail in the 'Advisories' section
    (3) Nine months ended September 30, 2010 includes non-recurring costs of
        $14.8 million related to surplus office lease costs
    >>
Revenue for the third quarter of 2010 was comparable to the same period in 2009. Lower production volumes in 2010 were essentially offset by the higher realized natural gas and liquids prices when compared to 2009. Compton reported a net loss for the third quarter of 2010 of $4.3 million versus earnings of $13.0 million in the third quarter of 2009 due to lower non-cash unrealized foreign exchange gains during the third quarter of 2010.

Capital spending, before acquisitions and divestitures, increased by 44% in the third quarter of 2010 compared to the same period in 2009, however decreased 28% on a year-to-date basis for 2010 compared to the same period in 2009. Capital expenditures continued to be lower than anticipated, largely due to the reduced costs of drilling and the deferral of capital expenditures as a result of weather related constraints, the implementation of the Alberta Drilling Credit program in 2010 that further offset capital expenditures, and higher asset retirement costs. The majority of the capital spending was directed towards the development of natural gas plays in the Southern Plains in the third quarter. The Corporation drilled or participated in four wells during the quarter as compared to three wells in 2009. Third quarter capital spending in 2010 also included the refracture of two wells in High River, representing steps to redevelop the area.

Operations Review

    <<
                     Three Months Ended Sept 30    Nine Months Ended Sept 30
                     --------------------------------------------------------
                                              %                            %
                          2010      2009  Change      2010       2009  Change
    -------------------------------------------------------------------------
    Average daily
     production
      Natural gas
       (MMcf/d)             81        99   (18%)        92        108   (14%)
      Liquids
       (bbls/d)          2,452     3,208   (23%)     2,919      3,428   (14%)
    -------------------------------------------------------------------------
      Total (boe/d)     15,931    19,760   (19%)    18,261     21,452   (14%)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Realized prices
      Natural gas
       ($/mcf)       $    3.84  $   3.14    23%  $    4.59  $    4.09    13%
      Liquids
       ($/bbl)       $   59.39  $  55.42     8%  $   64.71  $   47.60    36%
    -------------------------------------------------------------------------
      Total ($/boe)  $   28.61  $  24.78    16%  $   33.46  $   28.22    19%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Field
     netback(1)(2)
     ($/boe)         $   16.13  $  18.70   (14%) $ 18.83    $   19.18    (2%)
    -------------------------------------------------------------------------
    (1) Field netback is a non-GAAP measures and is addressed in detail in the MD&A
    (2) Prior periods have been revised to conform to current period presentation
    >>
Compton's third quarter results once again exceeded Management's base case estimates, resulting in guidance remaining at the upper end for volumes and lower end for costs. The continued strength from operations in the Niton area was the major contributor to sustained company volumes. The five wells drilled late in 2009 and early in 2010 are performing better than forecast with average production rates of 2.5 MMcf/d and 30 bbl/MMcf per well. The performance of base volumes is also exceeding expectations due to the Corporation's focus on well reliability.

Compton's focus on cost optimization and operational reliability continued during the third quarter, resulting in further improvements in the Corporation's cost structure. Management's stretch target of reducing operating costs by an additional $10 million per year below guidance is 85% complete. Third quarter operating costs of $10.54/boe were better than estimates, and year-to-date operating costs were $10.42/boe. Full year 2010 operating costs are now expected to be between $70 and $73 million. Previous guidance was $76 to $81 million for 2010.

Based on planned fourth quarter drilling activity, Compton anticipates that it will invest between $50 and $60 million in capital development in 2010, which is slightly lower than previous forecasts.

    <<
    -  High River: During the third quarter, Compton reinitiated development operations to enhance asset value following a complete asset review.
       Average production from two wells refractured during the quarter is three-times previous levels. With this success, Compton is evaluating additional refractures for 2011. In addition, the Corporation spuded its first 2010 High River horizontal well during the third quarter. A second location is expected to follow in the fourth quarter.

    -  Callum/Cowley/Todd Creek: Third quarter activities included the drilling of two wells. The first well was completed during the quarter and resulted in initial production of 750 mcf/d. The second well has since completed drilling and is in the process of being evaluated.

    -  Southern Plains: As planned, Compton's focus has shifted to new horizons in this area. During the quarter, an oil well was drilled and awaits completion in the Ellerslie.

    The following activities are planned for the fourth quarter:

    -  Niton:
       -  1 Spirit River well tie-in
       -  1 Rock Creek vertical gas well completion
       -  3 Rock Creek horizontal gas wells

    -  High River:
       -  2 Basal Quartz wells with evaluation upon completion for future activities
       -  Establish a refracture program for 2011

    -  Callum/Cowley:
       -  Complete and evaluate two new wells

    -  Southern Plains
       -  Continue evaluation of deeper targets in the area
    >>
The evaluation and technical property analysis that was completed over the past year is paying off in strong results for the Corporation, underscoring the potential of Compton's asset base. Operational activities over the past twelve months included longer horizontal sections, higher initial production rates, and lower operational costs than experienced in the past.

Outlook

Compton has significantly strengthened its capital structure in 2010 through asset sales of $150.2 million, the reduction of its long term debt by US$211.5 million, and extended the term to maturity on its Notes to 2017 from 2013. These steps resulted in a total debt reduction of approximately $220.3 million, from approximately $627.6 million at December 31, 2009, to approximately $407.3 million (excluding the US$45.0 million Mandatory Convertible Notes) subsequent to the completion of the Arrangement on October 18, 2010. The reduction in debt has repositioned Compton's capital structure, providing manageable debt levels going forward. Management will continue to focus on its strategic growth plan, maximizing the value of its asset base.

Compton continues to take a selective approach to its business, identifying and evaluating various opportunities to capture unrealized value for the Corporation and maximize shareholder benefit. Management remains committed to maintaining its financial prudence and improving its capital efficiencies, focusing on proving the value of other key areas and horizons in Compton's asset base. Management is applying the knowledge gained at Niton to the refracturing and drilling of horizontal multiple-stage fracture wells at High River during the last quarter of 2010, as well as targetting undeveloped formations to identify new growth opportunities in Niton and the Southern Plains. The results of these activities are expected to further prove the underlying value and development potential of Compton's large asset base, and provide solid returns to the Corporation's shareholders in a conservative natural gas price environment.

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             --------------------------------------------------------
    >>
Additional Information

Compton has filed its Consolidated Financial Statements for the three months ended September 30, 2010 and related Management's Discussion and Analysis with Canadian securities regulatory authorities. Copies of these documents may be obtained via www.sedar.com, www.sec.gov or the Corporation's website, www.comptonpetroleum.com. To order printed copies of the filed documents free of charge, email the Corporation at investorinfo@comptonpetroleum.com.

Advisories

Non-GAAP Financial Measures

Included in this document are references to terms used in the oil and gas industry such as, cash flow, operating earnings (loss), free cash flow, cash flow per share, adjusted EBITDA, field netback, funds flow netback, debt and capitalization. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations.

Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Corporation's performance or liquidity. Cash flow is used by Compton to evaluate operating results and the Corporation's ability to generate cash to fund capital expenditures and repay debt.

Operating earnings (loss) is used by the Corporation to facilitate comparability of earnings between periods. Operating earnings (loss) represents net earnings excluding certain items that are largely non-operational in nature, primarily of a non-cash nature or one-time non-recurring items, and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP.

Adjusted EBITDA is a non-GAAP measure defined as net earnings, before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligations, and foreign exchange and other gains and losses.

Field netback equals the total petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a $/boe basis. Funds flow netback equals field netback including general and administrative costs and interest costs. Field netback and funds flow netback are non-GAAP measures that management uses to analyze operating performance.

Free cash flow is a non-GAAP measure that Compton defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing activities, and/or other financing activities.

Debt is comprised of floating rate bank debt and fixed rate senior term notes. Capitalization is defined as bank debt plus shareholder's equity.

Use of Boe Equivalents

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of its financial and operational results as of September 30, 2010, and prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The Corporation's operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue three deep basin natural gas plays: the Rock Creek sands at Niton in central Alberta, the Basal Quartz sands at High River in southern Alberta, and the shallower Southern Plains sand play in southern Alberta. In addition, we have an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Being in the Deep Basin, all areas have multi-zone potential, providing future development and exploration opportunity. Natural gas represents approximately 84% of reserves and production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

%CIK: 0001043572

For further information: Susan J. Soprovich, Director, Investor Relations, Ph: (403) 668-6732; C.W. Leigh Cassidy, Vice President, Finance & CFO, Ph: (403) 205-5812; Fax: (403) 237-9410, Email: investorinfo@comptonpetroleum.com, Website: www.comptonpetroleum.com

CO: Compton Petroleum Corporation

CNW 18:03e 04-NOV-10